

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   June 4, 2018

Mr. Umesh Patel
Chief Executive Officer
Fuse Enterprises, Inc.
444 E. Huntington Dr., Suite 105
Arcadia, CA 91006

>   **Re: Fuse Enterprises, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2017**
>   **Filed December 29, 2017**
>   **File No. 333-202948**

Dear Mr. Patel:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Jennifer Thompson
>
>   Jennifer Thompson
>   Accounting Branch Chief
>   Office of Consumer Products